FOR IMMEDIATE RELEASE

Contact: Larry Burke                         Contact: Matthew  P. Fagan, 3M
Phone: 812/945-0211                          Phone: 812/945-0211



 3M, ROBINSON NUGENT ANNOUNCE INTEGRATION PLAN AS ACQUISITION DEAL NEARS CLOSE

AUSTIN, TEXAS & NEW ALBANY, IND. - January 29, 2001 - Having received regulatory and anticipating final stockholder approval, 3M (NYSE: MMM) and Robinson Nugent, Inc. (NASDAQ: RNIC) announced today integration plans for the new organization that will transform the RN facility into a high tech development center following completion of the acquisition of Robinson Nugent by 3M.

It is expected that, of the approximately 850 Robinson Nugent employees in eight countries, about 35 positions will be eliminated over the next 12 months. Reductions will occur in the areas of finance, customer service and warehousing at the New Albany headquarters that currently employs approximately 110 people. Under this plan, all employees are expected to have positions for at least 90 days. The affected employees will receive severance packages and assistance in finding new jobs. These changes will be effective assuming Robinson Nugent receives stockholder approval for the transaction. Globally, the remaining Robinson Nugent facilities will continue as subsidiaries of Robinson Nugent, a 3M subsidiary.

Under the integration plan, the RN New Albany headquarters will become primarily a high tech product development center for 3M. The engineering laboratory will stay in New Albany, as will marketing. Both functions are expected to grow as business requires.

"We've observed that these are really good, hard working people that anyone would be happy to have. We regret that the integration plan does not provide for absorbing everyone in the New Albany facility," said John K. Woodworth, division general manager, Interconnect Solutions Division. "These decisions are in no way a reflection of anyone's work performance. The reduction is purely situational."

"While we regret that the integration plan does not provide for everyone to be absorbed into 3M, the plan calls for more than 800 Robinson Nugent employees will join the company," said Larry Burke, president and chief executive officer, Robinson Nugent. "I am pleased that 3M recognizes the skills of Robinson Nugent employees and has chosen to retain the New Albany facility as a product development center."

The Robinson Nugent facility is located at 800 East Eighth Street. Robinson Nugent, Inc. is a publicly traded $93 million New Albany, Indiana-based manufacturer of electronic interconnect products. The $115 million transaction, which included the assumption of debt, was initially announced on Oct. 3, 2000.

A special meeting of Robinson Nugent shareholders is scheduled to be held at the Holiday Inn Lakeview, 505 Marriott Drive, Clarksville, Ind., Thursday, Feb. 15, 2001, at 10 a.m. local time. The acquisition is expected to close shortly after the special meeting of shareholders, assuming shareholder approval. On Jan. 17, 2001, 3M and Robinson Nugent began mailing the proxy statement/prospectus to Robinson Nugent shareholders of record as of January 11, 2001. Investors may obtain a free copy of the proxy statement/prospectus on the SEC's website (http://www.sec.gov) or at EDGAR Online, Inc.'s web site at http://freeedgar.com.

The statements contained in this press release that are not purely historical are forward-looking statements, including statements regarding 3M's and Robinson Nugent's expectations, beliefs, hopes, intentions or strategies regarding the future. All forward-looking statements included in this press release are based upon information available to the companies as of the date hereof, and the companies assume no obligation to update any such forward-looking statement.

                                                            01/26/01
                                                                 MPF